December 16, 2022

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    CUTERA Inc
Form 10-K for the fiscal year ended December 31, 2021
Filed March 1, 2022
Form 8-K filed February 22, 2022
Response Letter Dated November 29, 2022
File No. 000-50644

Ladies and Gentlemen:

Set forth below is the response of Cutera, Inc. (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 2, 2022, with respect to the Form 10-K for the fiscal year ended December 31, 2021 and filed with the Commission on March 1, 2022, and Form 8-K filed with the Commission on February 22, 2022, respectively (collectively, the “Filings”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed February 22, 2022

Exhibit 99.1

1.We note your response to comment 4. While we understand that for US GAAP purposes and for actual tax purposes, you may not have paid any US income taxes, the amount of income taxes to be recognized when presenting an after tax non-GAAP performance measure would be based on the facts and circumstances using non-GAAP performance information and calculations. As such, it remains unclear how your non-GAAP net income for the quarter and fiscal year ended December 31, 2021 complies with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations. Please provide us with a more comprehensive explanation of your consideration of the facts and circumstances for your US operation’s need to continue to recognize a full valuation allowance for the periods presented in your December 31, 2021 earnings press release or revise your presentation to include the appropriate tax adjustment for the fiscal year 2021 periods presented. Further, footnote disclosure should be provided for each period presented to clearly explain how the amount of the income tax expense adjustment recognized was calculated and/or the specific facts and circumstances on a non-GAAP basis that led you to conclude no adjustment to income taxes was required.

RESPONSE: The Company respectfully acknowledges the Staff's comments. When presenting after tax non-GAAP financial measures, we include the current and deferred tax expense commensurate with our non-GAAP measure of net income, which we consider a performance measure.

To determine the current and deferred taxes for our adjustments to non-GAAP net income, we consider the incremental tax rate of the jurisdiction in which each adjustment originated. For fiscal 2021, our non-GAAP adjustments were predominantly incurred in the United States, where for GAAP purposes we have no significant current taxes due to our net operating loss carryforwards or deferred taxes because we have a full valuation allowance on our deferred tax assets.

In determining the tax effects of non-GAAP adjustments, we assessed whether the valuation allowance should be considered to have been reversed for non-GAAP purposes. A company is required to recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of deferred tax assets will not be realized (ASC 740-10-30-5(e)). Realization depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law. ASC 740-10-30-17 requires that all available evidence, both possible and negative, be considered to determine whether, based on the weight of the evidence, a valuation allowance is needed.

ASC 740-10-30-18 lists four sources of taxable income that may be available to realize a tax benefit of tax loss carryforwards. These sources are:

1.Future reversals of existing taxable temporary differences (i.e., gross deferred tax liabilities);
2.Future taxable income exclusive of reversing temporary differences and carry forwards;
3.Taxable income in prior carryback years, if carryback is permitted under the tax law; and
4.Tax-planning strategies.

The Company does not have any remaining taxable income in the carryback years, no significant taxable temporary differences, and no tax-planning strategies that can be used as sources of taxable income. Therefore, the Company evaluated future taxable income as the last remaining source of taxable income.

ASC 740-10-30-21 indicates that, notwithstanding projections of future taxable income an entity may have, forming a conclusion that a valuation allowance is not required is difficult when there are cumulative losses in recent years. Although the authoritative literature does not define “recent years”, we understand a three-year convention is often applied in practice, as discussed, for example, in Deloitte’s Income Taxes Roadmap (November 2021 edition), section 5.3.2.1. In addition, ASC 740-10-30-21(b) indicates that expectation of losses in early future years by a presently profitable entity is an example of negative evidence that should be considered when assessing the need for a valuation allowance. On the other hand, ASC 740-100-30-22(c) lists a strong earnings history (together with evidence that past losses are an aberration) as an example of positive evidence that might support a conclusion that valuation allowance is not required.

When assessing whether for non-GAAP purposes the valuation allowance should be deemed reversed, we took into account the following Company-specific facts.

•The Company generated the following US entity non-GAAP results before income taxes from 2019 to 2021:

-    2019: Income of $3.2 million;
-    2020: Loss of $7.8 million; and
-    2021: Income of $11.4 million.

•As a result of the above, the Company had three-year cumulative US non-GAAP income before taxes of $6.8 million, which was primarily a result of the strong performance on a non-GAAP basis during 2021.

•The Company has experienced significant fluctuations in both GAAP and non-GAAP operational results dating back to 2018, as a result of increased sales and marketing and research and development costs to support the rollout of new products to keep pace with increased competition, rapid innovation in the Company’s primary markets, and the impact of the COVID pandemic. These factors resulted in the Company reinstating a GAAP valuation allowance in 2018, just one year after it had been reversed in 2017.

•During 2021, the Company was completing the development of energy-based acne treatment device (AviClear) with the intention of bringing it to the market following an approval by the Food and Drug Administration anticipated for 2022. We expected that the product launch would require a substantial increase in operating costs such as sales and marketing. This increase was anticipated to generate losses before taxes for the year ending December 31, 2022, for both GAAP and non-GAAP purposes. It was also expected to result in a cumulative three-year loss before taxes on both GAAP and non-GAAP basis during the year ending December 31, 2022.

•Our actual US non-GAAP loss before taxes was $15.4 million in aggregate for the nine months ended September 30, 2022. Our cumulative three-year US non-GAAP loss before taxes was $9.8 million as of September 30, 2022.

These facts present both positive and negative evidence regarding our ability to generate future taxable income on a non-GAAP basis. Positive evidence includes a strong year of performance in 2021, resulting in a cumulative three-year non-GAAP income before taxes as of December 31, 2021. Negative evidence includes expectation of substantial non-GAAP losses for 2022 that would result in a cumulative three-year non-GAAP loss before taxes as of December 31, 2022, a history of inconsistent year-on-year performance dating back to 2018, and a history of setting prior expectations regarding realizability of deferred tax assets (on GAAP basis) that could not be sustained.

After further taking into account the competitive landscape of the skin care market, technological innovation within the industry, a challenging economic environment that started manifesting itself early in 2022, and the uncertainties of the AviClear product launch, we concluded the positive evidence does not outweigh the negative evidence. As such our ability to rely on generation of future taxable income (whether GAAP or non-GAAP) is limited. Therefore, it was not appropriate to consider the valuation allowance to have been reversed for non-GAAP purposes as of December 31, 2021.

The Company will continue to monitor the rollout of the AviClear product and its resulting ability to generate and sustain revenue and profits when forecasting future taxable income.

The Company undertakes, in future filings, to clearly explain income tax expense non-GAAP adjustment amounts recognized and/or will provide an explanation of the specific facts and circumstances that may lead us to conclude no non-GAAP adjustment to income taxes is required.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (415) 657-5507.

Very truly yours,

CUTERA, INC.

By:        /s/ Rohan Seth
Name:     Rohan Seth
Title:        Chief Financial Officer